BOSTON FINANCIAL QUALIFIED HOUSING LIMITED PARTNERSHIP,
                         A DELAWARE LIMITED PARTNERSHIP
                                 101 Arch Street
                                Boston, MA 02110

                                                        December 14, 2004

Dear Limited Partner:

         As you are aware, a bidder has made an offer to purchase units representing units of limited partnership interests ("Units") of Boston Financial Qualified Housing Limited Partnership, a Delaware limited partnership (the "Partnership").

         On October 8, 2004, Park G.P., Inc., a Missouri corporation, made an offer (the "Park Offer") to purchase Units for a cash purchase price of $21 per Unit, without interest, upon the terms and conditions set forth in the "Offer to Purchase for Cash 12,500 Units of Limited Partnership Interests in Boston Financial Qualified Housing Limited Partnership." Pursuant to its Amendment to the Park Offer, dated November 29, 2004, Park G.P. has since amended its offer to purchase by increasing the cash purchase price to $65 per Unit and by reducing the number of Units sought to 7,600.

         The General Partner continues to recommend against tendering Units with respect to the Park Offer because the offer price appears to be low. Although the General Partner recommends against tendering Units, the General Partner believes that Limited Partners should carefully consider the following in making their own decision about whether to accept or reject the Park Offer:

           On November 5, 2004, after the commencement of the Park Offer, the Partnership made a distribution to the Limited Partners from the Partnership's reserves in the amount of $60 per Unit. The Purchaser subsequently increased its offer price to $65 per Unit, less any distributions made by the Partnership, less any transfer fees imposed by the Partnership. For, at minimum, unit tenders less than 50 units, the General Partner continues to recommend against tendering Units in connection with the Park Offer, based on the $5 net offer price. Since the Partnership charges a transfer fee of $10 per Unit, with a $100 minimum fee and a $250 maximum fee, if a Limited Partner tenders fewer than 50 Units, the transfer fees will exceed the net offer price. For example, if a Limited Partner tenders 40 Units, the transfer fee will equal $250.00, while the net offer price will equal $200.00.

           If a Limited Partner owns more than 50 Units, then he/she should consult with his/her financial or tax advisor to determine whether the offer price of $65 per Unit is sufficient after the transfer fee and loss of future distributions have been taken into account.

           The Limited Partners should also refer to the original Schedule 14D-9 for a list of other factors that may affect a Limited Partner's decision to tender Units.

         A copy of the Partnership's Amendment No. 1 to Schedule 14D-9 (the "Amendment") has been filed with the Securities and Exchange Commission and sets forth the Partnership's response to the Amendment to the Park Offer. Limited Partners are advised to carefully read the Amendment.

     Should you have any questions concerning Park Offer, please call our Portfolio Services Team at 1-800-823-4828 between 9am and 5pm Central Time.

                       Sincerely,

                        BOSTON FINANCIAL QUALIFIED HOUSING LIMITED PARTNERSHIP






































                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT NO. 1
                                       to
                                 SCHEDULE 14D-9
                      Solicitation/Recommendation Statement
                       Pursuant to Section 14(d)(4) of the
                         Securities Exchange Act of 1934

             BOSTON FINANCIAL QUALIFIED HOUSING LIMITED PARTNERSHIP
                         A DELAWARE LIMITED PARTNERSHIP
                          (Name of the Subject Company)

             BOSTON FINANCIAL QUALIFIED HOUSING LIMITED PARTNERSHIP
                         A DELAWARE LIMITED PARTNERSHIP
                        (Name of Person Filing Statement)

                                      UNITS
                         (Title of Class of Securities)

                                    100650209
                      (CUSIP Number of Class of Securities)

                              Renate Harrison, Esq.
                              c/o MMA Financial LLC
                                 101 Arch Street
                                Boston, MA 02110
                                 (617) 439-3911
                     (Name, Address and Telephone Number of
           Persons Authorized to Receive Notices and Communications on
                    Behalf of the Person(s) Filing Statement)

                                   Copies to:
                              Joseph T. Brady, Esq.
                                Nixon Peabody LLP
                               101 Federal Street
                                Boston, MA 02110
                                 (617) 345-1000




    [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

                                 AMENDMENT NO.1

         This Amendment No. 1 amends and supplements the Schedule 14D-9 filed with the Securities and Exchange Commission on October 21, 2004 ("Schedule 14D-9") by Boston Financial Qualified Housing Limited Partnership, a Delaware limited partnership (the "Partnership") and is filed in response to Amendment No. 2 to the Offer Statement on Schedule TO (the "Amendment to Schedule TO") filed with the Securities and Exchange Commission on October 12, 2004, as amended and supplemented on November 12, 2004, by Park G.P., Inc., a Missouri corporation (the "Purchaser").

Item 4. The Solicitation or Recommendation

         Item 4 is amended to include the following paragraph:

                  "On November 5, 2004, after the commencement of the Park Offer, the Partnership made a distribution to the Limited Partners from the Partnership's reserves in the amount of $60 per Unit. Pursuant to the Amendment to Schedule TO, the Purchaser subsequently increased its offer price to $65 per Unit, less any distributions made by the Partnership, less any transfer fees imposed by the Partnership. For, at minimum, unit tenders less than 50 units, the General Partner continues to recommend against tendering Units in connection with the Park Offer, based on the $5 net offer price. Since the Partnership charges a transfer fee of $10 per Unit, with a $100 minimum fee and a $250 maximum fee, if a Limited Partner tenders fewer than 50 Units, the transfer fees will exceed the net offer price. For example, if a Limited Partner tenders 40 Units, the transfer fee will equal $250.00, while the net offer price will equal $200.00.
                  If a Limited Partner owns more than 50 Units, then he/she should consult with his/her financial or tax advisor to determine whether the offer price of $65 per Unit is sufficient after the transfer fee and loss of future distributions have been taken into account."

                  The Limited Partners should also refer to the Schedule 14D-9 for a list of other factors that may affect a Limited Partner's decision to tender Units."


Item 8. Additional Information

In response to Purchaser's claim in the second paragraph of Item 4(e), the General Partner reiterates its response:

         The Purchaser's claim that the Partnership has not granted the Purchaser access to the Partnership's limited partnership agreement is not accurate. On information and belief, the Purchaser already has the limited partnership agreement in its possession, custody or control; if not, the Partnership would willingly furnish it upon request. To date, the Purchaser has instead requested access to, among other things, the partnership agreements for the local limited partnerships in which the Partnership is a limited partner or otherwise an investor. The Partnership has consistently maintained that these agreements do not constitute "books and records" of the Partnership.

         Signatures

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 14, 2004

                     BOSTON FINANCIAL QUALIFIED HOUSING LIMITED PARTNERSHIP

                     By:      29 Franklin Street, Inc., its general partner

                     By: /s/ Michael H. Gladstone
                     Name: Michael H. Gladstone
                     Title: Vice President


          By:      29 Franklin Street Limited Partnership, its general partner

          By:      29 Franklin Street, Inc., its general partner

                    By: /s/ Michael H. Gladstone
                    Name: Michael H. Gladstone
                    Title: Vice President